
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3233

May 2, 2018

<u>Via E-Mail</u>
Josh Zinn
Chief Financial Officer
Brookfield Finance LLC
Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281

      **Re: Brookfield Finance LLC
               Registration Statement on Form F-3
               Filed April 24, 2018
               File No. 333-224415**

Dear Mr. Zinn:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 with any questions.

                     Sincerely,

                     /s/ Coy Garrison

                     Coy Garrison
                     Special Counsel
                     Office of Real Estate and
                     Commodities

cc: Mile T. Kurta, Esq.
       Torys LLP